Exhibit 12.1

Forest City Enterprises, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(dollars in thousands)

		Fiscal Year Ended January 31,
	Nine Months Ended October 31, 2011	2011 – As Adjusted	2010 - Adjusted		2009 - Adjusted		2008 - Adjusted	2007 - Adjusted
Earnings
Earnings (loss) from continuing operations before income taxes (excluding equity in earnings of unconsolidated entities and noncontrolling interest)	$8,166	$193,159	$(12,279)		$(107,198)		$(580)	$38,720

Adjustments to earnings:
Interest incurred, net of capitalized interest	198,214	311,651	344,708		357,668		314,174	268,258
Amortization of loan procurement costs	9,036	11,511	13,678		11,638		10,655	10,189
Previously capitalized interest amortized into earnings	8,525	16,469	14,884		12,845		10,920	9,360
Cash distributions from unconsolidated entities	66,438	105,195	93,968		116,801		97,685	161,498
Portion of rents representative of interest factor	3,672	8,143	11,255		13,320		11,994	9,320

Earnings, as adjusted	$294,051	$646,128	$466,214		$405,074		$444,848	$497,345

Fixed charges:
Interest expensed	$198,214	$311,651	$344,708		$357,668		$314,174	$268,258
Interest capitalized	148,133	172,664	112,887		107,222		96,398	88,798
Amortization of loan procurement costs	9,036	11,511	13,678		11,638		10,655	10,189
Portion of rents representative of interest factor	3,672	8,143	11,255		13,320		11,994	9,320

Total fixed charges	$359,055	$503,969	$482,528		$489,848		$433,221	$376,565

Preferred Dividend Requirements	18,867	19,287	-		-		-	-

Total Fixed Charges and Preferred Dividends	$377,922	$523,256	$482,528		$489,848		$433,221	$376,565

Ratio of earnings to fixed charges (a)	(b)	1.28	(c	)	(d	)	1.03	1.32

Ratio of earnings to fixed charges and preferred dividends (a)	(b)	1.23	(c	)	(d	)	1.03	1.32

(a) Included in earnings from continuing operations are non-cash charges related to depreciation and amortization of $166.7 million, $237.4 million, $259.2 million, $258.5 million, $220.0 million and $167.4 million for the nine months ended October 31, 2011 and the fiscal years ending January 31, 2011, 2010, 2009, 2008 and 2007, respectively. Depreciation and amortization reduce earnings from continuing operations, but do not impact our ability to cover our fixed charges.

(b) For the nine months ended October 31, 2011, each ratio was deficient of achieving a 1:1 ratio by $65.0 million and $83.9 million for the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred dividends, respectively.

(c) For the year ended January 31, 2010, each ratio was deficient of achieving a 1:1 ratio by $16.3 million.

(d) For the year ended January 31, 2009, each ratio was deficient of achieving a 1:1 ratio by $84.8 million.